Exhibit 99.1

VASCULAR BIOGENICS LTD.

INDUCEMENT PLAN (2022)

1.	GENERAL; DEFINITIONS

This Plan was adopted by the Board of Directors of the Company on January 27, 2022. This Plan, as amended from time to time, shall be known as the “Vascular Biogenics Ltd. Inducement Plan (2022)”.

1.1	Purpose. The purpose and intent of the Plan is to enable the Company and its Affiliates to grant equity Awards to induce highly qualified prospective officers and employees who are Eligible Employees to accept employment and to provide them with a proprietary interest in the Company. It is anticipated that the grant of such Awards will serve as an incentive for such persons to exert maximum efforts for the success of the Company and any Affiliate while benefiting from increases in value of the Company’s Ordinary Shares thereby strengthening their desire to remain with the Company.

1.2	Eligible Award Recipients. The Company intends that the Plan be reserved for persons to whom the Company may issue securities without shareholder approval as an inducement pursuant to Rule 5635(c)(4) or 5635(c)(3), if applicable, of the Marketplace Rules of The NASDAQ Stock Market LLC and the related guidance under NASDAQ IM 5635-1.

1.3	Available Awards. The Plan provides for the grant of the following types of Awards: (i) Nonqualified Options, (ii) Restricted Shares; (iii) Restricted Share Unit Awards and (iii) Other Share or Share-based Awards.

1.4	Approval of Awards. In order to comply with the exemption from the stockholder approval requirement for “inducement grants” provided under Rule 5635(c)(4) of the NASDAQ Marketplace Rules the Awards must be approved by either a majority of the Company’s “Independent Directors” (as such term is defined in NASDAQ Marketplace Rule 5605(a)(2)) or the Company’s compensation committee, provided such committee is comprised solely of Independent Directors (the “Independent Compensation Committee”).

1.5	The following terms shall be defined as set forth below:

(a)	“Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Securities Act. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(b)	“Award” means an Option, Restricted Shares, Restricted Share Unit Awards or Other Share or Share-based Award.

(c)	“Award Agreement” means a written agreement between the Company and a Participant in the form approved by the Board from time to time, that every Participant shall be required to sign unless otherwise determined by the Board.

(d)	“Board” means the Board of Directors of the Company.

(e)	“Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Ordinary Shares subject to the Plan or subject to any Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, share dividend (bonus shares), dividend in property other than shares, share split, split-up, split-off, spin-off, liquidation, combination, exchange of shares, change in corporate structure, or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company shall not be treated as a Capitalization Adjustment.

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(f)	“Cause” will have the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) the conviction of the Participant of a felony; (ii) the Participant’s involvement in an act or omission which constitutes breach of trust between the Participant and the Company or any Affiliate; (iii) a material breach by the Participant of the Participant’s obligations under any agreement with the Company or any Affiliate (including breach of material confidentiality, non-competition or non-solicitation covenants) or of any material duty of the Participant to the Company or any Affiliate thereof; or (iv) the commission by the Participant of an act of fraud or embezzlement against the Company or any Affiliate or the willful taking of action injurious to the business or prospects of the Company or any Affiliate. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Company, in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(g)	“Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(h)	“Committee” means a committee of one or more Independent Directors to whom authority has been delegated by the Board in accordance with Section 2.3.

(i)	“Company” means Vascular Biogenics Ltd., an Israeli corporation.

(j)	“Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

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(k)	“Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service ; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, in its sole discretion, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A of the Code, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(l)	“Director” means a member of the Board. Directors are not eligible to receive Awards under the Plan with respect to their service in such capacity.

(m)	“Disability” with respect to a Participant, shall have the meaning ascribed to such term in Sections 22(e)(3) of the Code and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(n)	“Effective Date” means February 13, 2022.

(o)	“Eligible Employee” means any individual who was not previously an employee or a Non-Employee Director of the Company or any of its Affiliates (or who has had a bona fide period of non-employment with the Company and its Affiliates), who is hired as a full or part-time employee by the Company or one of its Affiliates, and for whom the Award is being made as an inducement material to the individual’s entering into such employment.

(p)	“Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(q)	“Entity” means a corporation, partnership, limited liability company or other entity.

(r)	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(s)	“Fair Market Value” means, as of any date, the value of the Ordinary Shares determined as follows:

(i)	If the Ordinary Shares are listed on any security exchange the Fair Market Value of an Ordinary Share will be the price of the Ordinary Shares on the subject date.

(ii)	if the shares are then quoted in an over-the-counter market, the average of the closing bid and asked prices for the Shares in that over-the-counter market the price of the Ordinary Shares on the subject date.

(iii)	if the shares are not then listed on a securities exchange or quoted in an over-the-counter market, such value as the Board, in its sole discretion, shall determine, with full authority to determine the method for making such determination and which determination shall be conclusive and binding on all parties, and shall be made after such consultations with outside legal, accounting and other experts as the Committee may deem advisable. The Board shall maintain a written record of its method of determining such value. If the shares are listed or quoted on more than one established stock exchange or over-the-counter market, the Board shall determine the principal such exchange or market and utilize the price of the shares on that exchange or market (determined as per the method described in clauses (i) or (ii) above, as applicable) for the purpose of determining Fair Market Value.

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(t)	“Independent Compensation Committee” has the meaning set forth in Section 1.4.

(u)	“Independent Directors” has the meaning set forth in Section 1.4.

(v)	“Inducement Award Rules” means the NASDAQ Marketplace Rule 5635(c)(4) (or successor thereto) and the related guidance under NASDAQ IM 5635-1 (and any related rules or guidance effective after the date hereof).

(w)	“Non-Employee Director” means a member of the Board who is not also an employee of the Company or any Affiliate.

(x)	“Nonqualified Option” means any Option granted pursuant to Section 5 of the Plan that does not qualify as an “incentive stock option” within the meaning of Section 422 of the Code

(y)	“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(z)	“Option” means an option to purchase Ordinary Shares granted pursuant to the Plan.

(aa)	“Ordinary Shares” means the Ordinary Shares of the Company, par value NIS 0.01 each.

(bb)	“Other Share or Share-based Awards” means an award based in whole or in part by reference to the Ordinary Shares which is granted pursuant to the terms and conditions of Section 6.3.

(cc)	“Participant” means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(dd)	“Plan” means this Vascular Biogenics Ltd. Inducement Plan (2022), as it may be amended.

(ee)	“Restricted Shares” means an Award of Ordinary Shares subject to such restrictions and conditions as the Board may determine at the time of grant.

(ff)	“Restricted Share Unit Award” means a right to receive Ordinary Shares which is granted pursuant to the terms and conditions of Section 6.2.

(gg)	“Restricted Share Unit Award Agreement” means a written agreement between the Company and a holder of a Restricted Share Unit Award in the form approved by the Board from time to time, every holder of a Restricted Share Unit shall be required to sign unless otherwise determined by the Board. Each Restricted Share Unit Award Agreement will be subject to the terms and conditions of the Plan.

(hh)	“Securities Act” means the Securities Act of 1933, as amended.

(ii)	“Significant Event” means the occurrence of any one or more of the following events:

(i)	any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation, other than a transaction in which the holders of Ordinary Shares (on an as converted basis) immediately prior thereto have the same, or substantially similar, proportionate ownership of Ordinary Shares (on an as converted basis) of the surviving corporation immediately after the transaction and a transaction in which the holders of Ordinary Shares (on an as converted basis) immediately prior thereto own a majority of the voting power of the surviving corporation; or

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(ii)	any sale, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets or all or substantially all of the outstanding and issued shares of the Company; or

(iii)	any person or group other than the Company making a tender offer or exchange offer to acquire any Ordinary Shares (or securities convertible into Ordinary Shares) for cash, securities or any other consideration, provided that: (A) (I) at least a portion of such securities sought pursuant to the offer in question is acquired; and (II) after consummation of such offer, the person in question is the beneficial owner, directly or indirectly, of 20% or more of the outstanding Ordinary Shares; or (B) during any period of two (2) consecutive years, individuals who at the beginning of such period constituted the entire Board ceasing for any reason to constitute a majority thereof unless the election, or the nomination for election by the Company’s shareholders, of each new director was approved by a vote of at least two-thirds (2/3) of the directors then still in office who were directors at the beginning of the period.

2.	ADMINISTRATION OF THE PLAN

2.1	Administration by Board. The Board will administer the Plan; provided, however, that Awards may only be granted by either (i) a majority of the Company’s Independent Directors or (ii) the Independent Compensation Committee. Subject to those constraints and the other constraints of the Inducement Award Rules and applicable laws, the Board may delegate some of its powers of administration of the Plan to a Committee, as provided in Section 2.3.

2.2	Powers of the Board. Subject to applicable law and without derogating from the generality of Section 2.3 below, the Board shall have plenary authority to determine: (i) the terms and conditions (which need not be identical) of all grant of Awards (including, without limitation, the terms and conditions of the issuance of shares pursuant to the exercise thereof), including, without limitation, the purchase price of the shares covered by each Award, (ii) the method of payment of the exercise price (whether by cash, check, consideration received by the Company by cashless exercise, deduction of salary or any combination of the foregoing), (iii) the individuals to whom, and the time or times at which, Awards shall be granted, (iv) the number of shares to be subject to each Award, (v) when an Award can be exercised and whether in whole or in installments, and (vi) to make any other elections with respect to the Plan pursuant to applicable law.

2.3	Delegation to Committee. Subject to applicable law. the Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, unless the powers of the committee have been specifically limited by law or otherwise (and references in this Plan to the Board will thereafter be to the Committee). Any delegation of administrative powers will be reflected in resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Board or Committee (as applicable). The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

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2.4	Effect of Board Decision. All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

2.5	Repricing; Cancellation and Re-Grant of Awards. Neither the Board nor any Committee will have the authority to: (i) reduce the exercise, purchase or strike price of any outstanding Option, or (ii) cancel any outstanding Option that has an exercise price or strike price greater than the current Fair Market Value of an Ordinary Share in exchange for cash or other Awards under the Plan, unless the shareholders of the Company have approved such an action within twelve (12) months prior to such an event.

3.	SHARES SUBJECT TO THE PLAN

3.1	Share Reserve. The maximum number of shares that may be issued under the Plan is 2,000,000 Ordinary Shares subject to Capitalization Adjustment as provided in Section 8.1. Shares may be issued under the terms of this Plan in connection with a merger or acquisition as permitted by NASDAQ Marketplace Rule 5635(c)(3) or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

3.2	Reversion of Shares to the Share Reserve. If an Award or any portion thereof (i) expires or otherwise terminates without all of the shares covered by such Award having been issued or (ii) is settled in cash (i.e., the Participant receives cash rather than shares), such expiration, termination or settlement will not reduce (or otherwise offset) the number of Ordinary Shares that may be available for issuance under the Plan and the Ordinary Shares relating to such Award (or portion thereof) will again become available for issuance under the Plan. If any Ordinary Shares issued pursuant to an Award are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the Plan. Any shares reacquired by the Company in satisfaction of tax withholding obligations on an Award or as consideration for the exercise or purchase price of an Award will again become available for issuance under the Plan.

3.3	Source of Shares. The shares issuable under the Plan will be shares of authorized but unissued or reacquired Ordinary Shares, including shares repurchased by the Company on the open market or otherwise.

4.	DESIGNATION OF PARTICIPANTS

4.1	Eligibility for Awards. Awards may only be granted to persons who are Eligible Employees, where the Award is an inducement material to the individual’s entering into employment with the Company or an Affiliate within the meaning of Rule 5635(c)(4) of the NASDAQ Marketplace Rules or is otherwise permitted pursuant to Rule 5635(c) of the NASDAQ Marketplace Rules, provided however, that Awards may not be granted to Eligible Employees who are providing Continuous Service only to any “parent” of the Company, as such term is defined in Rule 405 of the Securities Act, unless (i) the share underlying such Awards is treated as “service recipient stock” under Section 409A of the Code (for example, because the Awards are granted pursuant to a corporate transaction such as a spin off transaction), or (ii) the Company, in consultation with its legal counsel, has determined that such Awards are otherwise exempt from or comply with the distribution requirements of Section 409A of the Code.

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4.2	The grant of an Award hereunder shall neither entitle the Participant to participate nor disqualify the Participant from participating in, any other incentive plan of the Company or any Affiliate.

4.3	Approval Requirements. All Awards must be granted either by a majority of the Company’s independent directors or the Independent Compensation Committee.

5.	PROVISIONS RELATING TO OPTIONS

Each Option will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be Nonqualified Options. The provisions of separate Options need not be identical; provided, however, that each Award Agreement will conform to (through incorporation of provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

5.1	Term. The term of each Option shall be fixed by the Board, but no Option shall be exercisable more than ten years from the date of its grant.

5.2	Exercise Price. The exercise or strike price of each Option will not be less than 100% of the Fair Market Value of the Ordinary Shares subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Option may be granted with an exercise price lower than 100% of the Fair Market Value of the Ordinary Shares subject to the Option if such Option is granted pursuant to an assumption of or substitution for another option pursuant to a Significant Event and in a manner consistent with the provisions of Section 409A of the Code.

5.3	The Exercise Price shall be payable upon the exercise of the Award in a form satisfactory to the Board, including without limitation, by cash or check, cashless, deduction of salary or any other method of payment all as shall be determined by the Board. The Board shall have the authority to postpone the date of payment on such terms as it may determine.

5.4	Transferability of Options. The Board may, in its sole discretion, impose such limitations on the transferability of Options as the Board will determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options will apply:

(a)	Restrictions on Transfer. An Option will not be transferable except by will or by the laws of descent and distribution (or pursuant to subsections (b) and (c) below), and will be exercisable during the lifetime of the Participant only by the Participant. The Board may permit transfer of the Option in a manner that is not prohibited by applicable laws (including tax and securities laws). Except as explicitly provided herein, an Option may not be transferred for consideration.

(b)	Domestic Relations Orders. Subject to the approval of the Board or a duly authorized Officer, an Option may be transferred pursuant to the terms of a domestic relations order or official marital settlement agreement or other divorce or separation instrument.

(c)	Designation of a Beneficiary. Subject to the approval of the Board or a duly authorized Officer, a Participant may, by delivering written notice to the Company, in a form approved by the Company (or the designated broker), designate a third party who, on the death of the Participant, will thereafter be entitled to exercise the Option and receive the Ordinary Shares or other consideration resulting from such exercise. In the absence of such a designation, the executor or administrator of the Participant’s estate will be entitled to exercise the Option and receive Ordinary Shares or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

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5.5	Vesting. The total number of Ordinary Shares subject to an Option may vest and become exercisable in periodic installments that may or may not be equal. The Option may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of performance goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this Section are subject to any Option provisions governing the minimum number of Ordinary Shares as to which an Option may be exercised.

5.6	Termination of Continuous Service. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant’s Continuous Service terminates (other than for Cause and other than upon the Participant’s death or Disability), the Participant may exercise his or her Option (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) within the period of time ending on the earlier of (i) the date three months following the termination of the Participant’s Continuous Service and (ii) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option within the applicable time frame, the Option will terminate.

5.7	Disability of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant’s Continuous Service terminates as a result of the Participant’s Disability, the Participant may exercise his or her Option (to the extent that the Participant was entitled to exercise such Option as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date 12 months following such termination of Continuous Service and (ii) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option within the applicable time frame, the Option (as applicable) will terminate.

5.8	Death of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if (i) a Participant’s Continuous Service terminates as a result of the Participant’s death, or (ii) the Participant dies within the period (if any) specified in the Award Agreement for exercisability after the termination of the Participant’s Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Participant was entitled to exercise such Option as of the date of death) by the Participant’s estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Participant’s death, but only within the period ending on the earlier of (i) the date 18 months following the date of death and (ii) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Participant’s death, the Option is not exercised within the applicable time frame, the Option will terminate.

5.9	Termination for Cause. Except as explicitly provided otherwise in a Participant’s Award Agreement, if a Participant’s Continuous Service is terminated for Cause, the Option will terminate upon the date on which the event giving rise to the termination for Cause first occurred, and the Participant will be prohibited from exercising his or her Option from and after the date on which the event giving rise to the termination for Cause first occurred (or, if required by law, the date of termination of Continuous Service).

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5.10	Non-Exempt Employees. If an Option is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option will not be first exercisable for any Ordinary Shares until at least six (6) months following the date of grant of the Option (although the Award may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Significant Event or (iii) upon the Participant’s retirement (as such term may be defined in the Participant’s Award Agreement in another agreement between the Participant and the Company, or, if no such definition, in accordance with the Company’s then current employment policies and guidelines), the vested portion of any Options may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Award will be exempt from the employee’s regular rate of pay, the provisions of this Section will apply to all Awards and are hereby incorporated by reference into such Award Agreements.

6.	PROVISIONS OF AWARDS OTHER THAN OPTIONS

6.1	Restricted Shares. The Board may award Restricted Shares to any eligible Participant, according to an Award Agreement to be approved by the Board and pursuant to the following:

(a)	Restricted Shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution (in which case they shall be transferred subject to all restrictions then or thereafter applicable thereto), until such Restricted Shares shall have vested (the period from the date of the Award until the date of vesting of the Restricted Share thereunder being referred to herein as the “Restricted Period”). The Board may also impose such additional or alternative restrictions and conditions on the Restricted Shares, as it deems appropriate, including the satisfaction of performance criteria. Certificates for shares issued pursuant to Restricted Share Awards (or evidence of book entry with respect to uncertificated share) shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such shares in contravention of such restrictions shall be null and void and without effect.

(b)	Subject to such exceptions as may be determined by the Board, if the Participant’s Continuous Service to the Company or any Affiliate shall terminate for any reason prior to the expiration of the Restricted Period of an Award or prior to the payment in full of the purchase price of any Restricted Shares with respect to which the Restricted Period has expired, any shares remaining subject to vesting or with respect to which the purchase price has not been paid in full, shall thereupon be forfeited and shall be deemed transferred to, and reacquired by, or cancelled by, as the case may be, the Company or an Affiliate in consideration for their nominal value subject to all applicable laws. Upon forfeiture of Restricted Shares, the Participant shall have no further rights with respect to such Restricted Shares.

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6.2	Restricted Share Unit Award. Each Restricted Share Unit Award Agreement will be in such form and will contain such terms and conditions as the Board deems appropriate. The terms and conditions of Restricted Share Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Share Unit Award Agreements need not be identical. Each Restricted Share Unit Award Agreement will conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(a)	Other than the nominal value of the Ordinary Shares, no payment of cash shall be required as consideration for Restricted Share Unit Awards. Restricted Share Unit Awards may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Share Unit Award Agreement.

(b)	Without limitation of Section 9.2, no voting or dividend rights as a shareholder shall exist prior to the actual issuance of Ordinary Shares in the name of the Participant. Each Restricted Share Unit Award Agreement shall specify its term and any conditions on the time or times for settlement and provide for expiration prior to the end of its term in the event of termination of Participant’s Continuation of Service to the Company or any Affiliate and may provide for earlier settlement in the event of the Participant’s death, Disability or other events.

(c)	Except in the case of Restricted Share Units with a deferred settlement date that complies with Section 409A of the Code, at the end of the vesting period, the Restricted Share Units, to the extent vested, shall be settled in the form of Ordinary Shares. Distribution to a Participant of an amount (or amounts) from settlement of vested Restricted Share Unit Awards can be deferred to a date after settlement as determined by the Board. Restricted Share Units with deferred settlement dates are subject to Section 409A of the Code of the Code and shall contain such additional terms and conditions as the Board shall determine in its sole discretion in order to comply with the requirements of Section 409A of the Code. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Until the grant of Restricted Share Unit Awards is settled, the number of such Restricted Share Unit Awards shall be subject to adjustment pursuant hereto.

6.3	Other Share or Share Based Awards. The Board may grant other Awards under the Plan pursuant to which Ordinary Shares, cash or a combination thereof, are or may in the future be acquired or received, or Awards denominated in units, including units valued on the basis of measures other than market value. The Board may also grant share appreciation rights without the grant of an accompanying option, which rights shall permit the Participants to receive, at the time of any exercise of such rights, cash equal to the amount by which the Fair Market Value of all Ordinary Shares in respect to which the right was granted exceeds the exercise price thereof. Such other Share-based Awards may be granted alone, in addition to, or in tandem with any Award of any type granted under the Plan and must be consistent with the purposes of the Plan.

7.	COVENANTS OF THE COMPANY

7.1	Availability of Shares. The Company will keep available at all times the number of Ordinary Shares reasonably required to satisfy then- outstanding Awards.

7.2	Securities Law Compliance. The Company will seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell Ordinary Shares upon exercise of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Ordinary Shares issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Ordinary Shares under the Plan, the Company will be relieved from any liability for failure to issue and sell Ordinary Shares upon exercise of such Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Ordinary Shares pursuant to the Award if such grant or issuance would be in violation of any applicable securities law.

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7.3	No Obligation to Notify or Minimize Taxes. The Company will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

8.	ADJUSTMENTS; SIGNIFICANT EVENT

8.1	Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3.1 of the Plan; and (ii) the class(es) and number of securities and price per Ordinary Share subject to outstanding Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

8.2	Acceleration of an Award.

(a)	Unless so determined by the Board or set forth in the applicable Award Agreement, in the event of a liquidation, dissolution or winding-up of the Company, or a Significant Event, in which the surviving corporation or the controlling person or entity, as applicable, does not assume or substitute the outstanding options held by or for the benefit of any Participant and which have not yet vested, then notwithstanding anything to the contrary herein, upon the consummation of the applicable event, any unexercised portion of such outstanding Awards and any unvested Restricted Shares or Restricted Share Unit Awards shall expire.

(b)	The Board shall determine, at its absolute discretion, whether outstanding Awards held by or for the benefit of any Participant and which have not yet vested, have been assumed or substituted and whether any acceleration shall be applicable.

9.	MISCELLANEOUS

9.1	Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement as a result of a clerical error in the papering of the Award Agreement, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

9.2	Rights As a Shareholder. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Ordinary Shares subject to an Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of shares under, the Award pursuant to its terms, and (ii) the issuance of Ordinary Shares subject to such Award has been entered into the books and records of the Company.

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9.3	No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the articles of association of the Company or an Affiliate, and any applicable provisions of the corporate law of the jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. The Participant shall have no claim whatsoever against the Company or any Affiliate as a result of the termination of his or her employment (or other engagement or appointment, as applicable), including, without limitation, any claim that such termination causes any Awards to expire or otherwise terminate and/or prevents the Participant from exercising the Awards and/or from receiving or retaining any Ordinary Shares pursuant to any agreement between the Participant and the Company, or results in any loss due to an early imposition, or earlier than anticipated imposition, of tax or other liability pursuant to applicable law.

9.4	Tax Withholding.

(a)	Payment by Participant. Each Participant shall, no later than the date as of which the value of an Award or of any Ordinary Shares or other amounts received thereunder first becomes includable in the gross income of the Participant for income tax purposes, pay to the Company, or make arrangements satisfactory to the Board regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and any Affiliate shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant. The Company’s obligation to deliver share certificates (or evidence of book entry) to any Participant is subject to and conditioned on any such tax withholding obligations being satisfied by the Participant.

(b)	Payment in Ordinary Shares. Subject to approval by the Board, a Participant may elect to have the Company’s required tax withholding obligation satisfied, in whole or in part, by authorizing the Company to withhold from Ordinary Shares to be issued pursuant to any Award a number of Ordinary Shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due. The Board may also require Awards to be subject to mandatory share withholding up to the required withholding amount. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of the Ordinary Shares includible in income of the Participants. The Board may also require the Company’s tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of Ordinary Shares issued pursuant to any Award are immediately sold and proceeds from such sale are remitted to the Company in an amount that would satisfy the withholding amount due.

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9.5	Electronic Delivery. Any reference herein to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

9.6	Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Ordinary Shares or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant’s termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

9.7	Section 409A Awards. To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code (a “409A Award”), the 409A Award shall be subject to such additional rules and requirements as may be specified by the Board from time to time. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A of the Code) to a Participant who is considered a “specified employee” (within the meaning of Section 409A of the Code), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the Participant’s separation from service, or (ii) the Participant’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A of the Code. The Company makes no representation or warranty and shall have no liability to any Participant under the Plan or any other person with respect to any penalties or taxes under Section 409A of the Code that are, or may be, imposed with respect to any Award.

9.8	Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company’s insider trading policies and procedures, as in effect from time to time.

9.9	Clawback Policy. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired Ordinary Shares or other cash or property upon the occurrence of an event constituting Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company.

10.	AMENDMENTS; TERMINATION OR SUSPENSION OF THE PLAN

The Board may, at any time, amend, suspend or discontinue the Plan and the Board may, at any time, amend or cancel any outstanding Award granted under the Plan for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Award without the consent of the holder of the Award. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated. Awards granted prior to termination of the Plan may, subject to the terms of the Plan and any Agreement, be exercised thereafter. Nothing in this Section 10 shall limit the Board’s authority to take any action permitted pursuant to Section 8 of the Plan.

11.	EFFECTIVE DATE OF THE PLAN

The Plan will come into existence on the Effective Date. No Award may be granted prior to the Effective Date.

12.	CHOICE OF LAW

The Plan, all determinations made, and actions taken pursuant hereto and, except as provided herein or in an applicable subplan, each Award Agreement to a Participant shall be governed by the laws of the State of Israel, excluding matters that are subject to tax laws, regulations and rules, or conflicts or choice of law rule or principles, of any specific jurisdiction, which shall be governed by the respective laws, regulations and rules of such jurisdiction.

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